UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 6)

Under the Securities Exchange Act of 1934

TARO PHARMACEUTICAL INDUSTRIES LTD.

(Name of Issuer)

ORDINARY SHARES, PAR VALUE NIS 0.0001 PER SHARE

(Title of Class of Securities)

M8737E108

(CUSIP Number)

Mr. Sudhir V. Valia, Acme Plaza, Andheri Kurla Road, Andheri (East), Mumbai 400 059, India

(Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)

June 23, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. M8737E108	Page 2 of 7 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SUN PHARMACEUTICAL INDUSTRIES LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION The Republic of India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,143,927*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 18,143,927
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,143,927
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.96%**
14		TYPE OF REPORTING PERSON (See Instructions) CO

*            Includes 3,770,833 Ordinary Shares acquired by Alkaloida Chemical Company Exclusive Group Ltd. (“Alkaloida”), an indirect subsidiary of Sun Pharmaceutical Industries Ltd. (“Sun”), on May 21, 2007 and 3,016,667 Ordinary Shares acquired by Alkaloida on May 30, 2007, in each case pursuant to the share purchase agreement dated May 18, 2007 (“Purchase Agreement”), between Alkaloida and the Issuer, which entitled Alkaloida to acquire a total of 7,500,000 Ordinary Shares; 58,000 Ordinary Shares acquired by Sun Pharma Global, Inc. (“Sun Pharma”), a direct wholly-owned subsidiary of Sun, on July 11, 2007 and 500 Ordinary Shares acquired by Sun Pharma on July 23, 2007, in each case in open market transactions; 3,000,000 Ordinary Shares acquired by Alkaloida on August 2, 2007, pursuant to Sun’s rights under the warrant, dated May 18, 2007, issued by the Issuer to Sun (the “Original Warrant”); 3,712,557 Ordinary Shares acquired by Alkaloida on February 19, 2008, from Brandes Investment Partners, L.P., for and on behalf of certain of its investment advisory clients (“Brandes”); and 797,870 Ordinary Shares acquired by Alkaloida on June 23, 2008, from Harel Insurance Company Limited (“Harel”).  This amount also includes 3,787,500 Ordinary Shares which Sun, under certain circumstances, has the right to acquire pursuant to a warrant issued to Sun by the Issuer on August 2, 2007 (“Warrant No. 2”).

**          Based on 36,453,118 Ordinary Shares outstanding as of June 7, 2007 as reported by the Issuer in its Proxy Statement filed on Form 6-K on June 11, 2007; 3,000,000 Ordinary Shares issued pursuant to the Original Warrant; and an additional 3,787,500 Ordinary Shares issuable upon exercise of Warrant No. 2.

SCHEDULE 13D/A

CUSIP No. M8737E108	Page 3 of 7 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SUN PHARMA GLOBAL INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION The British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,356,427*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 14,356,427
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,356,427
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.39%**
14		TYPE OF REPORTING PERSON (See Instructions) CO

*            Includes 3,770,833 Ordinary Shares acquired by Alkaloida on May 21, 2007 and 3,016,667 Ordinary Shares acquired by Alkaloida on May 30, 2007, in each case pursuant to the Purchase Agreement; 58,000 Ordinary Shares acquired by Sun Pharma on July 11, 2007 and 500 Ordinary Shares acquired by Sun Pharma on July 23, 2007, in each case in open market transactions; 3,000,000 Ordinary Shares acquired by Alkaloida on August 2, 2007, pursuant to Sun’s rights under the Original Warrant; 3,712,557 Ordinary Shares acquired by Alkaloida on February 19, 2008, from Brandes; and 797,870 Ordinary Shares acquired by Alkaloida on June 23, 2008, from Harel.

**          Based on 36,453,118 Ordinary Shares outstanding as of June 7, 2007 as reported by the Issuer in its Proxy Statement filed on Form 6-K on June 11, 2007; and 3,000,000 Ordinary Shares issued pursuant to the Original Warrant.

SCHEDULE 13D/A

CUSIP No. M8737E108	Page 4 of 7 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ALKALOIDA CHEMICAL COMPANY EXCLUSIVE GROUP LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION The Republic of Hungary
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,297,927*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 14,297,927
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,297,927
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.24%**
14		TYPE OF REPORTING PERSON (See Instructions) CO

*            Includes 3,770,833 Ordinary Shares acquired by Alkaloida on May 21, 2007 and 3,016,667 Ordinary Shares acquired by Alkaloida on May 30, 2007, in each case pursuant to the Purchase Agreement; 3,000,000 Ordinary Shares acquired by Alkaloida on August 2, 2007, pursuant to Sun’s rights under the Original Warrant; 3,712,557 Ordinary Shares acquired by Alkaloida on February 19, 2008, from Brandes; and 797,870 Ordinary Shares acquired by Alkaloida on June 23, 2008, from Harel.

**          Based on 36,453,118 Ordinary Shares outstanding as of June 7, 2007 as reported by the Issuer in its Proxy Statement filed on Form 6-K on June 11, 2007; and 3,000,000 Ordinary Shares issued pursuant to the Original Warrant.

This Amendment No. 6 amends and supplements the Statement on Schedule 13D originally filed by the Reporting Persons with the Securities and Exchange Commission on July 3, 2007 (the “Original Schedule 13D”); the Amendment No. 1 to the Original Schedule 13D, filed on July 25, 2007 (the “Amendment No. 1”); the Amendment No. 2 to the Original Schedule 13D, filed on August 2, 2007 (the “Amendment No. 2”); the Amendment No. 3 to the Original Schedule 13D, filed on February 19, 2008 (the “Amendment No. 3”); the Amendment No. 4 to the Original Schedule 13D, filed on May 29, 2008 (the “Amendment No. 4”); the Amendment No. 5 to the Original Schedule 13D, filed on June 5, 2008 (the “Amendment No. 5”, together with the Original Schedule 13D, the Amendment No. 1, the Amendment No. 2, the Amendment No. 3, the Amendment No. 4, and the Amendment No. 5, the “Schedule 13D”), with respect to the Ordinary Shares, par value NIS ..0001 per share (the “Ordinary Shares”), of Taro Pharmaceutical Industries Ltd. an Israeli corporation (the “Issuer”), whose principal executive offices are located at Italy House, Euro Park, Yakum 60972, Israel.  Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Considerations.

The response set forth in Item 3 of the Schedule 13D is hereby amended and restated in its entirety with the paragraph below:

“14,297,927 of the Ordinary Shares beneficially owned by the Reporting Persons were directly acquired by Alkaloida as described in Item 4 below with available cash on hand.  58,500 of the Ordinary Shares beneficially owned by Sun Pharma and Sun were directly acquired by Sun Pharma with available cash on hand.  An additional 3,787,500 of the Ordinary Shares beneficially owned by Sun are shares issuable upon exercise of Warrant No. 2.”

Item 4. Purpose of Transaction.

The response set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following text after the penultimate paragraph of Item 4:

“On June 23, 2008, Alkaloida purchased from Harel Insurance Company Limited 797,870 Ordinary Shares at $9.50 per share, for a total consideration of $7,579,765.00 in cash.

Sun intends to vigorously dispute the validity of the termination of the Merger Agreement.  In furtherance of this intention, in a letter to the Issuer's Chairman on June 23, 2008, Dilip Shanghvi, Chairman and Managing Director of Sun, responded (i) to a letter from the Issuer's Chairman, dated June 19, 2008, to the Issuer’s shareholders, (ii) a June 15, 2008 letter from the Issuer's Chairman to Mr. Shanghvi, and (iii) the Initiating Motion filed by the Issuer with the Tel-Aviv District Court on June 15, 2008.  Mr. Shanghvi's letter reiterates Sun's objections to the Issuer’s proposed sale of its Irish operations on the grounds that (1) such sale would constitute a mishandling of assets by the Issuer, (2) the terms of such sale are unfavorable to the Issuer, (3) the Issuer has failed to demonstrate a robust and transparent sale process, and (4) such sale would constitute continued entrenchment by the Levitt family.”

Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Description
99.18	Letter, dated June 23, 2008, from Sun

Pharmaceutical Industries Ltd. to Dr. Barrie Levitt, Chairman of the Board of Directors of Taro Pharmaceutical Industries Ltd.
99.19	Joint Filing Agreement, dated as of July 2, 2007, incorporated by reference to the Original Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:

June 24, 2008	SUN PHARMACEUTICAL INDUSTRIES LTD.

/s/ Dilip S. Shanghvi
Signature

Mr. Dilip S. Shanghvi
Chairman & Managing Director
Name/Title

SUN PHARMA GLOBAL, INC.

/s/ Harin Mehta
Signature

Mr. Harin Mehta
Managing Director
Name/Title

ALKALOIDA CHEMICAL COMPANY
EXCLUSIVE GROUP LIMITED.

/s/ Harin Mehta
Signature

Mr. Harin Mehta
Director
Name/Title

SCHEDULE A

ADDITIONAL INFORMATION CONCERNING THE REPORTING PERSONS

The response set forth in Schedule A of the Schedule 13D is hereby amended and restated in its entirety with the information below:

SUN PHARMACEUTICAL INDUSTRIES LTD.

Name of Directors of Reporting Persons	Principal Address	Principal Occupation	Citizenship
Dilip S. Shanghvi[1]	Sun Pharmaceutical Industries Ltd. 17/B, Mahal Industrial Estate, Mahakali Caves Road, Andheri (East), Mumbai 400 093, India.	Chairman of the Board and Managing Director, Sun Pharmaceutical Industries Ltd.	Indian
Sudhir V. Valia	Sun Pharmaceutical Industries Ltd. Acme Plaza, Andheri Kurla Road, Andheri (East), Mumbai – 400 059, India.	Director, Sun Pharmaceutical Industries Ltd.	Indian
Sailesh T. Desai	Sun Pharmaceutical Industries Ltd. 402, 4th Floor, R. K. Centre, Fatehgunj Main Road, Baroda – 390 002, India.	Director, Sun Pharmaceutical Industries Ltd.	Indian
S. Mohanchand Dadha	250 Lloyds Road, Royapettah, Chennai 600014, India.	Businessman.	Indian
Hasmukh S. Shah	15 Dhanushya Society, Sama Road, Vadodara 390 008, India.	Professional.	Indian
Keki Minu Mistry	HDFC Limited, Ramon House, 5th Floor, H. T. Parekh Marg, 169, Backbay Reclamation, Churchgate, Mumbai – 400 020, India.	Managing Director, HDFC Limited.	Indian
Ashwin S. Dani	Asian Paints (India) Ltd. 6-A, Shanti Nagar, Santacruz	Vice Chairman & Managing Director, Asian Paints (India)	Indian

1            As of April 19, 2007, Dilip Shanghvi holds 23,397,048 Equity Shares of Sun Pharmaceutical Industries Ltd.

Name of Directors of Reporting Persons	Principal Address	Principal Occupation	Citizenship
	(East), Mumbai – 400055, India.	Ltd.

Name of Executive Officers of Reporting Persons	Principal Addres	Principal Occupation[2]	Citizenship
Vipul Doshi	Sun Pharmaceutical Industries Ltd. SPARC, Tandalja, Vadodara-390 020, Gujarat, India.	Sr. Vice President (Quality).	Indian
Rakesh Mehta	Sun Pharmaceutical Industries Ltd. Acme Plaza, Andheri Kurla Road, Andheri (E) Mumbai – 400 059 Maharashtra, India.	Sr. Vice President, (International Marketing).	Indian
Abhay Gandhi	Sun Pharmaceutical Industries Ltd. Acme Plaza, Andheri Kurla Road, Andheri (E) Mumbai – 400 059, Maharashtra, India.	Exec. Vice President, (International Marketing).	Indian
T. K. Roy	Sun Pharmaceutical Industries Ltd. Acme Plaza, Andheri Kurla Road, Andheri (E) Mumbai – 400 059, Maharashtra, India.	Sr. Vice President (Marketing).	Indian
Lokesh Sibal	Sun Pharmaceutical Industries Ltd. Acme Plaza, Andheri Kurla Road, Andheri (E) Mumbai – 400 059, Maharashtra, India.	Sr. Vice President (Marketing).	Indian
Sharda Crishna	Sun Pharmaceutical Industries Ltd. Acme Plaza, Andheri Kurla Road, Andheri (E) Mumbai – 400 059, Maharashtra, India.	Sr. Vice President (Marketing).	Indian

2           The Principal Occupation of each person is employment by Sun Pharmaceutical Industries Ltd.

Name of Executive Officers of Reporting Persons	Principal Addres	Principal Occupation[2]	Citizenship
Kirti Ganorkar	Sun Pharmaceutical Industries Ltd. 17/B, Mahal Industrial Estate, Mahakali Caves Road, Andheri (East), Mumbai 400 093, India.	Vice President (Business Development).	Indian
Sampad Bhattacharya	Sun Pharmaceutical Industries Ltd., Halol, Gujarat, India.	Vice President (Operations).	Indian
A. H. Khan	Sun Pharmaceutical Industries Ltd., Acme Plaza, Andheri Kurla Road, Andheri (E) Mumbai – 400 059 Maharashtra, India.	Sr. General Manager (Human Resources).	Indian
D. R. Desai	Sun Pharmaceutical Industries Ltd. 17/B, Mahal Industrial Estate, Mahakali Caves Road, Andheri (East), Mumbai 400 093, India.	Sr. General Manager (Accounts).	Indian
Kamlesh H. Shah	Sun Pharmaceutical Industries Ltd. 17/B, Mahal Industrial Estate, Mahakali Caves Road, , Andheri (E) Mumbai – 400 059 Maharashtra, India.	Deputy General Manager (Accounts) & Company Secretary.	Indian
Ashok I. Bhuta	Sun Pharmaceutical Industries Ltd. 17/B, Mahal Industrial Estate, Mahakali Caves Road, Andheri (East), Mumbai 400 093 India.	Deputy General Manager (Legal & Secretarial) & Compliance Officer.	Indian
Dr. Ratnesh Shrivastava	Sun Pharmaceutical Industries Ltd. 17/B, Mahal Industrial Estate, Mahakali Caves Road, Andheri (East), Mumbai 400 093, India.	Vice President (Intellectual Property Cell).	Indian

Name of Executive Officers of Reporting Persons	Principal Addres	Principal Occupation[2]	Citizenship
Uday V. Baldota	Sun Pharmaceutical Industries Ltd. 17/B, Mahal Industrial Estate, Mahakali Caves Road, Andheri (East), Mumbai 400 093, India.	Vice President (Investor Relations).	Indian
Sunil P. Mehta	Sun Pharmaceutical Industries Ltd. 17/B, Mahal Industrial Estate, Mahakali Caves Road, Andheri (East), Mumbai 400 093, India.	Vice President.	Indian
K. Nandakumar	Sun Pharmaceutical Industries Ltd. Acme Plaza, Andheri Kurla Road, Andheri (E) Mumbai – 400 059, Maharashtra, India.	Vice President (Marketing).	Indian

SUN PHARMA GLOBAL INC.

Name of Directors of Reporting Persons	Principal Address	Principal Occupation	Citizenship
Dilip S. Shanghvi	Sun Pharmaceutical Industries Ltd. 17/B, Mahal Industrial Estate, Mahakali Caves Road, Andheri (East), Mumbai 400 093. India.	Director, Sun Pharmaceutical Industries Ltd.	Indian
Harin Mehta	Flat no. 3,1, Elmunkas street, Tiszavasvari, Hungary - 4440	Managing Director, Sun Pharma Global Inc.	Indian
Sunil Gandhi	SuGandhManagement, Consultancy, 704, Al Tawihidi Building, 2, Mankhool Road, Near Ramda Hotel, Bur-Dubai, P. O. Box 12850. Dubai, U. A. E.	Financial Consultant.	Indian
Surendra Joshi	P.O. Box 696, Muttrah, Post Code No. 114, Sultanate of Oman.	Tax Consultant.	Indian

Name of Directors of Reporting Persons	Principal Address	Principal Occupation	Citizenship
Rajendra Purshotam Ashar	P.O. Box 526, Muttrah, Post Code No. 131, Ai Hamriya, Sultanate of Oman.	Businessman.	Indian

Name of Executive Officers of Reporting Persons	Principal Address	Principal Occupation[3]	Citizenship
Ms.Hellen De Kloet	Sun Pharma Global Inc. P.O Box 12850, Dubai, U.A.E.	President, Europe.	Netherlands
Dr. Juliette Omtzigt	Sun Pharma Global Inc. P.O Box 12850, Dubai, U.A.E.	General Manager -Regulatory Affairs, Europe.	Netherlands
Marc Hourigan	Sun Pharma Global Inc. P.O Box 12850, Dubai, U.A.E.	Vice President – Business Development (Hospital Products).	United Kingdom

ALKALOIDA CHEMICAL COMPANY EXCLUSIVE GROUP LTD.

Name of Directors of Reporting Persons	Principal Address	Principal Occupation	Citizenship
Harin Mehta	Flat no. 3,1, Elmunkas street, Tiszavasvari, Hungary – 4440.	Managing Director, Sun Pharma Global Inc.	Indian
Jayesh Shah	Caraco Pharmaceutical Laboratories Limited, 1150 Elijah McCoy Drive, Detroit, MI 48202, USA.	Director-Commercial, Caraco Pharmaceutical Laboratories Limited.	Indian
Katalin Szilágyi	4440 Tiszavasvári, Kelp Ilona u. 3., Hungary.	Director, Quality Assurance & Quality Control, Alkaloida Chemical Company Exclusive Group Ltd.	Hungarian
Sudhir V. Valia	Acme Plaza, Andheri Kurla Road, Andheri (East), Mumbai 400 059, India.	Professional Company Directorships.	Indian

Name of Executive Officers of Reporting Persons	Principal Address[4]	Principal Occupation[5]	Citizenship

 3           The Principal Occupation of each person is employment by Sun Pharma Global Inc.

Name of Executive Officers of Reporting Persons	Principal Address[4]	Principal Occupation[5]	Citizenship
Gyula Sotkó	Alkaloida Chemical Company Exclusive Group Ltd.	Purchasing & Logistics Manager.	Hungarian
Katalin Szilágyi	Alkaloida Chemical Company Exclusive Group Ltd.	Director, Quality Assurance & Quality Control.	Hungarian
Dr. József Simon	Alkaloida Chemical Company Exclusive Group Ltd.	Chief Legal Advisor.	Hungarian
Zoltán Nagy	Alkaloida Chemical Company Exclusive Group Ltd.	Human Resources Manager.	Hungarian
Tibor Horváth	4026 Debrecen, Hatvan u. 1/C.III/3. The Republic of Hungary.	Poppy System Manager.	Hungarian
Zoltán László	Alkaloida Chemical Company Exclusive Group Ltd.	Technical Supply Manager.	Hungarian
Ferenc Vicsai	Alkaloida Chemical Company Exclusive Group Ltd.	Controlling Manager.	Hungarian
János Weninger	1213 Budapest, Szárcsa u. 6. The Republic of Hungary.	Export Manager.	Hungarian
Tamás Udvari	1092 Budapest, Ráday u. 16. I/22. The Republic of Hungary.	Finance Manager.	Hungarian

4           Unless otherwise indicated, the Principal Address of each person is the Principal Office of Alkaloida Chemical Company Exclusive Group Ltd., Kabay János u. 29, H-4440 Tiszavasari, The Republic of Hungary.

5           The Principal Occupation of each person is employment by Alkaloida Chemical Company Exclusive Group Ltd.

EXHIBIT INDEX

Exhibit No.	Description
99.18	Letter, dated June 23, 2008, from Sun Pharmaceutical Industries Ltd. to Dr. Barrie Levitt, Chairman of the Board of Directors of Taro Pharmaceutical Industries Ltd.
99.19	Joint Filing Agreement, dated as of July 2, 2007, incorporated by reference to the Original Schedule 13D.